Mail Stop 3561

      							August 12, 2005


Mr. Michael Chou
Chief Executive Officer
C&D Productions, Inc.
8F, No. 268 Kwang-Fu South Road
Taipei, Taiwan, ROC

	Re:	C&D Productions, Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed April 15, 2005

		Form 10-Q for Fiscal Quarter Ended March 31, 2005
			File No. 0-31039

Dear Mr. Chou:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended December 31, 2004

Item 1.  Description of Business, page 1

Current Operations, page 2

1. We note that you decided to discontinue your Television
Broadcasting and Feature Film and Documentary operations in December
2004. Please address the following items in your Form 10-K and 10-Q:

* Clarify the nature and extent of these operations in the periods prior to their discontinuance.
* If you earned revenues from these operations, clarify your revenue
recognition policy.  In this regard, we note your disclosure at page
F-8 that you will recognize film revenue from the distribution of featured films when earned and reasonably estimable in accordance Statement of Position 00-2. In addition, you disclose at page F-12 that you do not expect compliance with SOP 00-2 to have an impact on your financial statements. Clarify the date at which you adopted this standard and explain these statements for us.
* Disclose your accounting policy for capitalizing and amortizing capitalized production costs. In addition, tell us how you determined that these costs were not impaired, in light of your decision to discontinue the television broadcasting and feature film and documentary operations.
* Tell us how you applied the guidance in SFAS 144 in determining whether to present these operations as discontinued for each of the periods presented.
* If you continue to believe that it is not appropriate to present the television broadcasting and feature film and documentary operations as discontinued, tell us why you have not presented your advertising and broadcasting/film operations as separate reportable segments under the guidance in SFA 131.

Item 6.  Management`s Discussion and Analysis or Plan of
Operation,
page 7

Results of Operations, page 8

2. Revise your Form 10-K and Form 10-Q to expand your discussion of the changes in each income statement caption by providing a more comprehensive analysis of the reason for each significant change.


Item 8A.  Controls and Procedures, page 11

a.  Evaluation of Disclosure Controls and Procedures

3. We note your disclosure that your disclosure controls and procedures are "effective to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required." Please revise your disclosure in your Form 10-K and
Form 10-Q to clarify that your disclosure controls and procedures also are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange
Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e)
of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective.

b.  Changes in Internal Controls

4. We note your disclosure that "[t]here were no changes in our internal controls or in other factors that could have significantly affected internal controls subsequent to the date of our most recent evaluation" (emphasis added). Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please revise your disclosure in your Form 10-K and Form 10-Q to state, if true, that there was no change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Independent Auditor`s Report

5. Based on your disclosure at page 16, it appears that your principal independent auditor for the year ended December 31, 2004 and 2003 was Lichter, Yu & Associates. However, it is unclear whether Lichter, Yu and Associates is registered with the Public Company Accounting Oversight Board ("PCAOB"). Section 102 of the Sarbanes-Oxley Act of 2002 made it unlawful for a firm or a person associated with a firm to prepare or issue, or to participate in the preparation or issuance of, any audit report with respect to any issuer after October 22, 2003 if the firm/person is not registered with the PCAOB. Additionally, since a review is an integral part of the audit, the firm performing any interim reviews is required to be registered with the PCAOB. We note that the firm of Lichter, Weil &
Associates is currently registered with the PCAOB. However, it is unclear whether Lichter, Yu and Associates is actually the same firm as Lichter, Weil & Associates. Please consult with your accountant and tell us whether these firms are in fact the same, and if so, whether the change in name occurred due to: (i) a simple change in the registered accountant`s name, or (ii) a merger between predecessor accounting firms. If the change occurred due to a change in the registered accountant`s name, please instruct your accountant to provide the appropriate notification to the PCAOB. If the change occurred due to a merger between predecessor firms, please tell us when such merger occurred. We may have additional comments after reviewing your response.

6. We note that your auditor`s report was not signed by your auditors. Please revise to provide a signed audit report.

7. Please ask your auditors to revise their report to state, if true, that they conducted their audit in accordance with the "standards of the Public Company Accounting Oversight Board (United States)," rather than the "auditing standards generally accepted in the United
States," as required by PCAOB Auditing Standard No. 1 and the related
SEC Release 34-49707.

8. We note that your auditor`s report was signed in San Diego, California, while the majority of your operations appear to occur in
Taiwan. Tell us where the majority of the audit work was performed and where your assets reside. In addition, if your auditor relied on the work of another auditor, ask them to provide us with an explanation of the extent of this reliance and how they determined they were the principal auditor.

Financial Statements

9. Disclose the components of other comprehensive income, the total of comprehensive income, and the balance of accumulated other comprehensive income in your financial statements, as required by SFAS 130.

Consolidated Statements of Financial Position, page F-3

10. Tell us and disclose the nature of the "other receivables" of $2,562,954 at December 31, 2004.

Note 8 - Business Combination

11. We do not understand why you accounted for the share exchange as an acquisition of C&D Production Group, Inc. We note that you were a non-operating public shell with nominal net assets when you acquired
C&D Production Group, Inc. and, in connection with the exchange, the officers of C&D Production, Inc. resigned and new officers and directors were appointed. We consider the merger of a private operating company into a nonoperating shell corporation with nominal net assets, where the owners and management of the operating company have actual or effective operating control of the combined company after the transaction and where shareholders of the former public shell continue only as passive investors, to be capital transactions in substance rather than business combinations. That is, the transaction is equivalent to C&D Production Group, Inc. issuing stock for the net monetary assets of the shell corporation, accompanied by a recapitalization of C&D Production Group, Inc. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded. Such treatment would require you to present C&D Production Group, Inc.`s financial statements as the historical financial statements for all periods presented, with no change in basis. Also, you should revise your discussion of results of operations to provide a comparison of the full year of historical results of C&D Production Group, Inc. for each period presented.

In order to help us evaluate your response, clarify for us the ownership percentage that the former shareholders of each company held after the merger. We note in your statement of changes in stockholders` equity that you cancelled 9,681,000 shares of common stock during the year ended December 31, 2003. Tell us the date and the nature of this transaction and the consideration given in exchange for the cancellation. Clarify whether this transaction was associated with your acquisition of C&D Production Group, Inc. on September 4, 2003 and how you accounted for the cancellation.

Please revise your filing accordingly or advise. We may have further comments after reviewing your response.

Note 12 - Common Stock, page F-17

12. Tell us whether the loan that was converted into shares of common stock, was convertible pursuant to its original terms. If not, tell us how you determined that the 5,000,000 shares should be valued at
$.3689 per share. In this regard, we note at page 6 that your stock was trading between $2.33 to $2.90 during the quarter ended September
30, 2004. Also, clarify for us the book value of the loan payable at the date of conversion and tell us where the loan was recorded on the balance sheet at December 31, 2003.



*    *    *    *
      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Melissa Hauber, Staff Accountant, at (202)
551-
3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at
(202)
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. Michael Chou
C&D Production, Inc.
August 12, 2005
Page 6